

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

Your Ref: 82-1755
Our Ref: CSL/EL/WT/MKK/S20
In reply Please quote our reference number on the letter and envelope.

4 March 2005




05006261

RECEIVED
2005 MAR -7 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finan
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

BY COURIER

SUPPL

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Interim Dividend for the year ending 30 June 2005 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Ernest Lai
Company Secretary

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com　電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/2-03/CM

Sun Hung Kai Properties Limited

(Incorporated in Hong Kong with limited liability)

2004/05 INTERIM RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2004
(Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2004	2003
Turnover	2(a)	11,278	8,703
Cost of sales and operating expenses		(6,534)	(5,076)
Gross profit		4,744	3,627
Other revenue		322	379
Selling and marketing expenses		(449)	(328)
Administrative expenses		(521)	(516)
Profit from operations	2(a)	4,096	3,162
Finance costs		(81)	(106)
Finance income		35	24
Net finance costs		(46)	(82)
Profit on disposal of long-term investments	4	1,886	39
Share of profits less losses of associates		185	153
Share of profits less losses of jointly controlled entities		211	203
	2(b)	396	356
Profit before taxation	5	6,332	3,475
Taxation	6	(642)	(491)
Profit after taxation		5,690	2,984
Minority interests		(141)	(144)
Profit attributable to shareholders		5,549	2,840
Proposed interim dividend		1,680	1,441
(Expressed in Hong Kong dollars)			
Earnings per share			
Basic		$2.31	$1.18
Diluted		$2.31	N/A
Dividend per share		$0.70	$0.60

CONSOLIDATED BALANCE SHEET

As at 31 December 2004
(Expressed in millions of Hong Kong dollars)

	(Unaudited) 31 December 2004	(Audited) 30 June 2004
Non-current assets		
Fixed assets	98,843	98,839
Associates	2,475	2,581
Jointly controlled entities	18,392	18,472
Long-term investments	6,703	6,617
Loan receivables	1,614	1,545
Land pending development	15,735	10,415
	143,762	138,469
Current assets		
Stocks	19,129	20,153
Trade and other receivables	3,191	4,681
Short-term investments	1,700	1,318
Bank balances and deposits	8,092	7,207
	32,113	33,359
Current liabilities		
Bank and other borrowings	(346)	(1,078)
Trade and other payables	(8,408)	(8,559)
Deposits received on sale of properties	(1,064)	(777)
Taxation	(2,725)	(2,971)
	(12,543)	(13,385)
Net current assets	19,570	19,974
Total assets less current liabilities	163,332	158,443
Non-current liabilities		
Bank and other borrowings	(20,947)	(18,870)
Deferred taxation	(1,493)	(1,393)
	(22,440)	(20,263)
Minority interests	(2,892)	(2,941)
NET ASSETS	138,000	135,239
CAPITAL AND RESERVES		
Share capital	1,201	1,201
Share premium and reserves	135,119	131,517
Proposed interim dividend	1,680	—
Proposed final dividend	—	2,521
SHAREHOLDERS' FUNDS	138,000	135,239

NOTES TO CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Expressed in millions of Hong Kong dollars)

1. Basis of Preparation
The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2004.
The condensed interim financial statements are unaudited, but have been reviewed by [illegible] Audit Committee.

2. Segmental Results
(a) The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows: [illegible]

[illegible]

4. Profit on disposal of long-term investments

	Six months ended 31 December 2004	2003
Profit on disposal of interests in jointly controlled entities (Note)	1,646	—
Profit on disposal of long-term investments	240	39
	1,886	39

Note: This represents a profit of HK$1,414 million on the disposal of the Group's investment in Asia Container Terminals Holdings Limited and a profit of HK$232 million on the disposal of a joint venture company which is engaged in consumer finance business.

5. Profit before taxation

	Six months ended 31 December 2004	2003
Profit before taxation is arrived at after charging / (crediting):		
Cost of properties sold	3,236	2,348
Cost of other inventories sold	501	516
Depreciation	302	303
Dividend income from listed and unlisted investments	(45)	(34)
Interest income from listed and unlisted debt securities	(145)	(192)
Net realized and unrealized holding gains on marketable securities	(68)	(92)

6. Taxation

	Six months ended 31 December 2004	2003
Company and subsidiaries		
Hong Kong profits tax	469	327
China income tax	1	—
Deferred taxation	100	86
	570	413
Share of taxation		
Associates	31	43
Jointly controlled entities	41	35
	642	491

Hong Kong profits tax is provided at the rate of 17.5 per cent (2003: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. Earnings per share
The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$5,549 million (2003: HK$2,840 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,400,938,862 (2003: 2,400,907,362). The diluted earnings per share is based on 2,401,071,385 shares which is the weighted average number of shares in issue during the period plus the weighted average number of 132,523 shares deemed to be issued at no consideration if all outstanding options had been exercised.

No diluted earnings per share was presented for the period ended 31 December 2003 as there were no potentially dilutive shares outstanding.

FINANCIAL REVIEW

Review of Results

Profit attributable to shareholders for the six months ended 31 December 2004 was HK$5,549 million, an increase of 95% compared with HK$2,840 million for the same period last year. Earnings per share also increased in the same proportion from HK$1.18 for the same period last year to HK$2.31 for the current period under review. The significant growth in profit was mainly due to higher property sales and development profit margin as well as exceptional profit arising on disposal of long-term investments including Asia Container Terminals Holdings Limited which contributed a profit of HK$1,414 million.

The 37% rise in selling and marketing expenses from HK$328 million to HK$449 million was largely due to increase in property sale activities and marketing for inauguration of SmarTone's 3G services.

Financial Resources and Liquidity

(a) The Group's financial position remains strong with a low debt leverage and high interest cover. For the period under review, profit from operations covered 44.5 times the net interest expenses including those capitalized, compared with 21.5 times for the same period last year. Based on shareholders' funds of HK$138,000 million and net debt of HK$13,201 million as at 31 December 2004, gearing ratio was 9.6% compared with 9.4% as at 30 June 2004.

(b) As at 31 December 2004, the Group's gross borrowings totalled HK$21,293 million, all of which are unsecured, with a maturity profile set out as below:

	31 December 2004 HK$ Million	30 June 2004 HK$ Million
Repayable:		
Within one year	346	1,078
After one year but within two years	4,285	3,224
After two years but within five years	9,178	11,012
After five years	7,484	4,634
Gross borrowings	21,293	19,948
Cash and bank deposits	8,092	7,207
Net debt	13,201	12,741

(c) The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(d) The majority of the Group's borrowings are subject to floating interest rates. The Group has constantly monitored this exposure and, when appropriate, will apply interest swaps to manage the risk.

(e) As at 31 December 2004, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$1,650 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charge of assets

As at 31 December 2004, certain bank deposits of SmarTone Telecommunications Holdings Limited, the Group's subsidiary, in the aggregate amount of HK$337 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by banks.

Contingent liabilities

As at 31 December 2004, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,502 million (30 June 2004: HK$4,857 million).

EMPLOYEES AND REMUNERATION POLICIES

As of 31 December 2004, the Group had about 22,000 employees. Employees received competitive remuneration packages that are constantly monitored in relation to the market, with incentives such as discretionary bonuses and other merit payments to reward employees based on individual performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to each individual's requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of the Interim Report.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2003: HK$0.60 per share) payable in cash on 29 March 2005 to shareholders on the Register of Members as at 24 March 2005.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from Friday, 18 March, 2005 to Thursday, 24 March, 2005 (both days inclusive). In order to establish entitlements to the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 17 March 2005.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the period ended 31 December 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period.

CODE OF BEST PRACTICE

In the opinion of the directors, during the relevant accounting period, the Company complied with the Code of Best Practice as set out in the old Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for specific terms but were subject to retirement by rotation and re-election at the annual general meetings in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2004.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of March 2005.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 3 March, 2005

As at the date of this announcement, the Board of Directors comprises of eight Executive Directors, being [illegible]; [illegible] Non-Executive Directors [illegible]; and three Independent Non-Executive Directors, being [illegible].

Ocean-vessel trade key component of RTT profitability

As much as 50 per cent of revenue rides on Monday's outcome of legal battle

PORTS
Russell Barling

The $6.5 billion River Trade Terminal (RTT) could turn its first profit within three years if operating costs are cut and it is allowed to continue to serve vessels that deliver goods from south China's prolific factories to Asian markets, according to its top executive.

The company on Monday will reach the final leg of its two-year legal battle with the government over its right to serve ocean-going vessels, a valuable and growing source of revenue for the firm.

Its new general manager, Paul Wong Hok-leung, yesterday said that win or lose, the RTT's business model would change to be more in line with the low-margin business it is in and the low overheads of its rivals.

"One of my key goals is a substantial re-engineering, in simple terms substantial cost reduction," Mr Wong said. "But there's no doubt having the right to handle vessels from the intra-Asia trades would help me build a hub quicker, and turn around the company."

The government insists the provisions of the RTT's nine-year-old land grant restrict it to handling cargo shipped to and from the Pearl River Delta. It moved about 2.6 million boxes of cargo across its 49 berths last year, 900,000 of which were from the type of ocean-going vessels the government says is in contravention of the RTT lease.

As its tariffs for handling intra-Asia cargo are on average double those for the river trade, as much as 50 per cent of RTT's annual revenue may rest on the two-day trial at the Court of Final Appeal.

"On Monday, if the court says I cannot [handle intra-Asia vessels], I will stick to my job, positive that we can still operate on a break-even basis," Mr Wong said. "If I am allowed to do a small volume [of intra-Asia trade] – one million teu [20-ft equivalent boxes] – within 30 months, the RTT will turn a profit."

Mr Wong declined to reveal how much money the RTT lost last year, saying it was "more than many, many millions". Shareholder provisions in 2002 and 2003 annual reports indicate the company lost at least $450 million in those years.

Part of the problem, he said, was the fragmented nature of the river trade business made it difficult to market the RTT, which he said was the best facility of its kind in Asia.

"Because of the dispute, the RTT's marketing efforts have been undermined," he said. "The quickest way to turn the RTT into a hub for river trade is to target the intra-Asia vessels plying it.

"If I can market from that angle, it would be a far more effective way to create a hub [for the river trade]. It is the right way."

While the RTT has increased the amount of cargo it handles every year since its 1998 launch, it has largely failed to live up to its original billing when it was awarded to a RTT consortium which included Hutchison, Sun Hung Kai, Jardine Matheson, Cosco Pacific and the Bank of China (International).

Tired of the endless cash calls, Cosco and the BOC sold their 10 per cent stakes in the past two years.

Many industry watchers are beginning to see the RTT as a lost opportunity for Hong Kong, with ports across the border increasingly turning their attention to the promising river trade. The 10 billion yuan new international port at Nansha is one of several south China facilities looking to the river for additional revenue.

"Hong Kong is at the southern tip of the Pearl River Delta, Nansha is almost the geographical centre," Mr Wong said. "If the RTT does not attract the critical mass it needs to become a river trade hub in three years, we are in serious trouble."

RTT's Paul Wong says one of his key goals is substantially reducing costs.

Case of tail wagging the dog in airport privatisation talks

Below DECK
Joseph Lo

Negotiators from the airlines and the Airport Authority are set to knock heads again over the issue of the authority's proposed privatisation.

This will mark the second three-month period granted by the government for public consultation, the first having ended last month without much agreement.

But if the government thinks the discussions are moving towards finding common ground and that the second consultation period will guarantee a successful conclusion to the talks, it may have to think again.

According to the industry, the two sides are no closer on the fundamental issues than they were in December when they started.

What are these issues?

It really boils down to the question of whether the airport should balance its books on a single-till accounting system, as is the present practice, or whether to move towards a dual-till system.

While the single-till system combines all revenues and costs into one account, a two-till system separates aviation and commercial activities into two accounts.

The government's rationale for changing the system would be to separate the two activities to better assess profitability, allowing the authority to set airline charges and commercial leases separately as and when needed to make sure that both areas are independently profitable.

It is a question of the tail wagging the dog, or whether the government believes it is the other way around.

The government sees Chek Lap Kok as a big shopping mall that will generate profit from commercial activities, while the airline operations are ancillary.

But the airlines argue that no one would be shopping at the airport in the first place, if they were not there to get on a plane or to see off or greet a loved one.

There are other issues as well, but their conclusions depend on first resolving the single versus dual-till debate.

The airlines would like to see the adoption of a transparent charging mechanism at the privatised airport.

There was widespread panic in the industry when the public consultation documents hinted that user charges for airline operators may have to be significantly increased if the privatised airport is to show a reasonable rate of return.

That begs the question: just what is a reasonable rate of return and how much of that should the airlines bear?

Consumers too – air travellers and the wider community – have a right to a transparent charging mechanism, if their interests are to be protected.

Another issue will be the checks and balances that will be put in place to ensure that the authority's core focus remains on running Chek Lap Kok.

In January, the Airport Authority signed a letter of intent with Hangzhou Xiaoshan International Airport in Zhejiang province, paving the way for its first major investment outside Hong Kong.

The government has said that it is critical the airport be allowed to build alliances and partnerships with outside entities, giving it greater competitive flexibility.

That is fine, too, but it is equally important that the authority's managers are not distracted from their core business of running Chek Lap Kok for the benefit of the community.

The industry says the two sides are preparing to head back to the negotiating table.

That they are still prepared to talk is a good sign, but the worry remains that the government is set on its dual-till approach and it is just paying lip service to other considerations.

It is also worrying that the first public consultation produced no concrete proposal from the authority or the government on the charging mechanism or the future regulatory framework.

However, some light is emerging at the end of the tunnel.

Airline negotiators say that the government has asked them what they would consider to be a reasonable rate of return for the airport, which is a step in the right direction.

But given that the two sides still remain so far apart, it will be a wonder if the next three months turn out to be more productive than the past three.

joseph.lo@scmp.com

Austerity steps dim Harbin Power outlook

POWER
Eric Ng in Beijing

Harbin Power Equipment's order book swelled by 30 billion yuan last year on the back of the mainland's power plant construction boom, but growth next year and in 2007 could be pared by the central government's clamp-down on unapproved projects.

Harbin Power Equipment chairman Geng Lei said the company received 40 billion yuan of new orders in 2003 and 30 billion yuan last year as companies raced to build plants to meet the nation's voracious power demand.

The firm booked 5.14 billion yuan of turnover in 2003 and 3.81 billion yuan in the first half of last year. But Beijing's recent campaign to stamp out power projects that are not economically or environmentally viable has cast a cloud over the equipment industry.

"Since the majority of our customers are the five national power generation groups and reputed firms like China Resources Power Holdings, I think the impact on us will not be major," Mr Geng said.

He said the company was still calculating the possible impact of higher iron ore prices and higher steel prices on its operations.



Sun Hung Kai Properties Limited

(Incorporated in Hong Kong with limited liability)

2004/05 INTERIM RESULTS

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2004 was HK$5,549 million, an increase of 93 per cent compared with the corresponding period last year. Earnings per share were HK$2.31, representing an increase of 96 per cent from last year.

DIVIDENDS

The directors have declared an interim dividend of HK$0.70 per share, a 17 per cent increase from the corresponding period last year. The dividend will be payable on 29 March 2005, to shareholders whose names appear on the Register of Members of the Company on 24 March 2005.

BUSINESS REVIEW

Property Sales

The Group sold and pre-sold an attributable HK$4,457 million worth of properties in Hong Kong over the six months ended 31 December 2004, compared with HK$6,965 million for the corresponding period in the previous year. Major projects sold during the period included Chelsea Court in Tsuen Wan and The Pacifica Phase 2 in Cheung Sha Wan. The Group has sold over HK$2,500 million worth of properties since the beginning of 2005, including the launch of Noble Hill in Sheung Shui this January.

Turnover from property sales as recorded in the accounts for the period was HK$5,130 million, compared to HK$3,019 million during the corresponding period last year. The Group completed the following three projects in the period under review and has already sold 75 per cent of the residential units.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (sq ft)
Park Island Phase 3	8 Pak Lai Road, Ma Wan	Residential	Joint venture	1,017,000
18 Farm Road	18 Farm Road, Kowloon	Residential/ Shopping centre	100	268,000
Millennium City Phase 5	418 Kwun Tong Road, Kowloon East	Office/ Shopping centre	100	1,283,000
Total				2,568,000

Land Bank

The Group remained active in replenishing its land bank through various means, adding three development sites since July 2004, as detailed below:

Location	Usage	Group's Interest (%)	Attributable Site Area (sq ft)	Attributable Gross Floor Area (sq ft)
New Kowloon Inland Lot 6308, Sah Po Kong	Residential/Shopping centre	100	137,000	1,230,000
Shun Ning Road, Lai Chi Kok / Road, Sham Shui Po	Residential/Shopping centre	Joint venture	15,000	134,000
Lot 4038 in DD120, Yuen Long	Residential	100	62,000	308,000
Total			214,000	1,672,000

The Group currently holds a land bank of 42.9 million square feet in Hong Kong, comprising 21.4 million square feet of completed investment properties and 21.5 million square feet of properties under development. It also holds more than [illegible] million square feet of agricultural land in terms of site area. The majority of the agricultural sites are in the process of land use conversion, and are located along existing or planned railways in the New Territories.

Property Development

Performance of the residential property market has been encouraging, with high transaction volume in the secondary market. Prices have remained steady in the past few months after a very strong rebound in 2004, and homebuyers remained confident in market prospects.

A better job market, record low mortgage interest rates and a high level of affordability have created a robust demand for housing, particularly for new units with up-to-date specifications, layouts, designs and facilities. The extension of building age under the Hong Kong Mortgage Corporation's insurance programme should further stimulate transactions. On the supply side, fewer new projects are being offered for pre-sale as the completion of new units will decline over the next few years.

The Group launched various top-quality residential projects for pre-sale, with a wide range of flat sizes to cater to different needs. People have rising aspirations for their homes and the Group is meeting this demand by offering different styles of living from traditional luxury to modern classic, adding extra value to new projects. The unmatched quality of the Group's properties has won wide acclaim among homebuyers and industry experts.

Strong brand recognition has helped sustain premium pricing of the Group's new projects. Continued efforts have been made to enhance development margins through timely additions to the Group's land bank, strengthened branding and better project positioning and marketing campaigns.

Projects completed in the first half of the current financial year and planned completions in the second half are as follows:

	Residential	Shopping Centre	Office	Hotel	Total
	Attributable gross floor area (million square feet)				
First Half Year					
For Sale	1.2	0	0	0	1.2
For Investment	0	0.6	0.7	0	1.3
Subtotal	1.2	0.6	0.7	0	2.5
Second Half Year					
For Sale	1.9	0	0	0	1.9
For Investment	0	0.1	0	0.5	0.6
Subtotal	1.9	0.1	0	0.5	2.5
Full Year Total	3.1	0.7	0.7	0.5	5.0

Property Investment

Gross rental income for the period under review, including the Group's HK$289 million share from joint ventures, increased by two per cent to HK$2,781 million. Net rental income rose by three per cent to HK$2,026 million. Occupancy of the Group's rental portfolio stayed high at 95 per cent.

Retail sales continued to improve as a result of a broader recovery in the local economy. The Group has seen strong demand for retail space and received more leasing enquiries from existing tenants seeking to expand and from potential new entrants. The Group puts great emphasis on improving the tenant mix in its malls, intensifying promotions and providing superior service to both tenants and shoppers. Regular renovations will be carried out to maintain the quality of the Group's malls and enhance property values. The refurbishment of Tsuen Wan Plaza and Tai Po Mega Mall will commence in mid 2005.

Office rents also climbed as a result of the tight supply of new office space and an increase in demand from certain industries. This is a trend that is likely to be ongoing. Office capital values rose too, backed by liquidity flow and more business opportunities.

The landmark Two IFC tower has secured its status as the most prestigious business icon for multinational corporations and major financial institutions, while IFC mall stands out as the premier new shopping, dining and entertainment hotspot in Central. Both are almost fully let. Marketing of the serviced rental suites at IFC's Four Seasons Place is under way, and they are scheduled to be ready for occupancy in September 2005.

The Group's new APM retail shopping mall in Kowloon East is part of Millennium City Phase 5. The mall aims to provide an innovative lifestyle and entertainment experience, and its 600,000 square feet of retail space is almost fully committed to a diverse range of merchants. The soft opening will take place soon. Phase 5 also includes about 700,000 square feet of offices. The Group originally intended to keep all of this for rent, but later sold a portion to a major local bank, which will become an anchor occupant. The remaining office space is now virtually fully let and the Group intends to retain it as a long-term investment. All of Millennium City currently enjoys high occupancy. Construction of Phase 6, which will contain approximately 400,000 square feet of premium office accommodation with state-of-the-art facilities when it is completed in mid 2007.

Kowloon Station Development Packages 5, 6 & 7 are in Hong Kong's future commercial and cultural hub. The project will consist of residential units, offices, retail space and hotels. It will contain one million square feet of luxury flats for sale, of which [illegible] square feet will be completed in the first half of 2007. A mega tower in the project will include offices and hotels with ultra-modern facilities and superior design to meet the increasing needs of business tenants. It is scheduled for completion in phases from 2008.

The Group will keep developing new landmark projects for rent, while divesting of some non-core rental properties to enhance its [illegible] returns.

Hotels

The number of tourist arrivals from both the Mainland and overseas continued to grow impressively. The Individual Visit Scheme for Mainland travellers and the opening of the Disney theme park this September are expected to boost the tourism sector in Hong Kong further.

The Group's three hotels continued to show encouraging performance during the period under review. Overall occupancy exceeded 92 per cent on average and room rates showed satisfactory growth. The new Four Seasons hotel complex at IFC is expected to commence operations in September 2005, while two new leading hotels, Ritz-Carlton Hotel and W Hotel, are under development as part of Kowloon Station Development Packages 5, 6 & 7.

Telecommunications and Information Technology

SmarTone

SmarTone recorded a solid business performance despite a competitive market. The company's compelling products and services, best network quality and unrivalled customer service resulted in continued improvements in its customer profile and steady growth in mobile service revenue. Data services registered encouraging increases in both customer usage and revenue.

SmarTone introduced its 3G service in December 2004, and it has teamed up with Vodafone to enhance its offerings to customers and sharpen its competitive edge further. The Group is confident about SmarTone's business prospects and will continue to hold the company as a long-term investment.

SUNeVision

SUNeVision stayed profitable during the period under review, recording a net profit of HK$41.5 million for the six months ended 31 December 2004. The company's core iAdvantage data centre business continued to entice high-calibre local and multinational customers with its superior facilities, a fact that is reflected by steadily rising occupancy rates. The company's financial position remained strong, with approximately HK$1,300 million in cash and interest-bearing securities on hand. SUNeVision is looking to strengthen its core businesses and sustain full-year profitability in the months ahead.

Transportation and Infrastructure

Kowloon Motor Bus

KMB's ongoing efforts to enhance productivity and efficiency and implement stringent cost controls have resulted in satisfactory performance, despite the continuation of fare concessions and a loss of patronage to the West Rail. The redevelopment of the former Lai Chi Kok depot into residential units will be upgraded to a luxury standard to maximize value. KMB's investments in transportation businesses on the Mainland have been progressing well, and it will keep looking for opportunities to expand its core business over the border. KMB's subsidiary the RoadShow Group is maintaining its business focus on media sales and advertising service in the greater China region.

Other Infrastructure Business

The Group increased its holding in Asia Container Terminal (ACT) to 57 per cent during the period under review by exercising its pre-emptive right to a 28.5 per cent stake that was being sold by a consortium partner. This holding was acquired as part of a strategic expansion into the logistics sector, but the Group subsequently received an unsolicited and attractive offer for its stake in ACT and sold the entire 57 per cent interest in December 2004, at a profit of about HK$1,400 million.

The Wilson Group achieved satisfactory results during the period, while both the River Trade Terminal and Airport Freight Forwarding Centre are operating smoothly. The traffic flow on Route 3 (Country Park Section) remained steady. All the Group's infrastructure projects are in Hong Kong. Given their potential to generate cash flows and good returns over time, the Group intends to hold all its interests in existing infrastructure projects as long-term investments.

Mainland Business

A buoyant Mainland economy helped the Group's property business there perform well during the period under review. Shanghai Central Plaza is fully occupied and rents for both the office and retail space have increased. The office space at Beijing's Sun Dong An Plaza was 97 per cent let, and the Group is repositioning and planning major renovations to the shopping mall to meet changing customer preferences, particularly in preparation for the Olympic Games in 2008. Plans are being finalized for the Group's office, hotel and shopping mall project in the Lujiazui finance and trade zone in Shanghai.

Corporate Finance

The Group's financial position remains strong, with low gearing and high interest coverage. Its net debt to shareholders' funds ratio remained low at 9.6 per cent, in part due to the HK$2,300 million in proceeds from the sale of the Group's interest in ACT in December 2004, as well as continuous revenue from business operations.

The Group received an overwhelming response to its self-arranged, five-year fully revolving syndicated loan finalized in February 2005. The HK$12,600 million facility set a new benchmark for competitive financing, and the proceeds will be used partly for general working capital and also to repay some existing loans. The Group has abundant stand-by banking lines on a committed basis to finance future business expansion, and all of its credit facilities are unsecured. The Group will lengthen its debt-maturity profile further, as and when appropriate.

Moody's upgraded the Group's corporate long-term foreign currency rating from 'A2' to 'A1' with a stable outlook in September 2004, to reflect the property market recovery and the Group's financial strength and sound business strategy. The new rating is the highest of any local property company and on a par with the Hong Kong government's sovereign rating.

Customer Service

The Group is dedicated to providing quality service and a lifestyle of convenience to its customers. Its two member property management companies — Kai Shing Management Services and the Hong Yip Service Company — handle every aspect of estate management with professionalism and have won numerous awards for high-quality service and outstanding landscape design.

The SHKP Club facilitates two-way communication with its 200,000 members and provides them with timely information about the Group's property projects. The Club will introduce a new category of membership to build customer loyalty and promote new property sales.

Corporate Governance

A commitment to good corporate governance is central to the Group's management philosophy. Continuous efforts are made to formalize best practices in keeping with international standards. The Group has always upheld its high standards of corporate governance with an effective board of directors, timely disclosure of information and a proactive investor-relations programme.

The Group's dedication to management excellence and corporate governance is widely recognized by internationally-renowned financial publications. *Asiamoney* ranked the Group No. 1 among the Best Managed Companies in Asia and the Best Company in Hong Kong for Corporate Governance in 2004. The Group was also named No. 1 among Hong Kong's Best Managed Property Companies in 2004 by *Euromoney* magazine.

Corporate Citizenship

Good corporate citizenship is an integral part of the Group's corporate culture. It plays an active role in supporting a broad range of charities and cultural initiatives, as well as participating in various community events. The Group also values its staff highly and offers support via a wide range of training and development programmes that give people a chance to realize their full potential. Staff are sharing the fruits of the recent economic recovery with competitive remuneration based on merit.

The Group considers environmental protection another priority and has incorporated this belief in all aspects of its business, from using environmentally-friendly designs and materials to creating green living environments. These efforts have received widespread recognition from a variety of organizations.

PROSPECTS

The momentum of global growth is likely to remain relatively steady this year, though moderated somewhat by oil price volatility and US interest rates rising at a measured pace. The Mainland economy should see a soft landing and show encouraging growth, notwithstanding the selective tightening measures still in place. Long-term prospects for the Mainland economy remain positive and the Group is confident about its Mainland investments.

A relatively stable global environment and a weak US dollar should underpin external demand. Continued positive Central Government policies, the opening of the Disney theme park later this year and increased consumer confidence should mean that Hong Kong's economy will see healthy growth this year.

The residential market in Hong Kong will continue to do well in light of favorable demand and supply conditions. Mild income growth amid the improving labour market, expected inflation and easy mortgage financing suggest that the demand for private housing will remain robust. Mortgage repayments are likely to remain highly affordable, even with the interest rate rises expected. The supply of new units is expected to decline continuously in the next few years.

The Group will still maintain a high volume of residential completions for sale over time, while it also acquires new development sites through various means including farmland conversions, public auctions and tenders. The Group's projects will offer a diverse mix of flats with stylish, innovative designs to meet changing tastes. It will also continue to take steps to enhance its premium brand name for future projects.

Higher rents for both renewals and new leases will likely continue, boosting the Group's retail rental income. Hong Kong's role as a gateway to China, CEPA and the tendency for Mainland enterprises to set up offices in the territory should bode well for office demand over time. The Group will continue with regular refurbishments to its retail and office properties, to enhance rental values and attractiveness further.

Major residential projects planned for pre-sale in the next nine months include The Arch at Kowloon Station, Olympic Station Development Package 3, Central Heights in Tseung Kwan O and Severn 8 on the Peak. Proceeds from these pre-sales and recurrent rental income will add further strength to the Group's financial position.

Approximately 65 per cent of the properties scheduled for completion in the current financial year have been sold. With a broad-based recovery expected across all types of property in Hong Kong, the Group's results for the current financial year will be encouraging barring unforeseen circumstances.

APPRECIATION

Mr Dicky Peter Yip was appointed as an independent non-executive director and a member of the Group's audit committee in September 2004. His broad experience and knowledge of business will benefit the Group's future development.

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 3 March 2005